

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2020

Sandra Gurrola
Senior Vice President of Finance
NTN Buzztime, Inc.
1800 Aston Ave., Suite 100
Carlsbad, CA 92008

   Re: **NTN Buzztime, Inc.**
       Form 8-K
       Exhibit No. 10.1 - Asset purchase agreement dated January 13, 2020 between NTN
       Buzztime, Inc. and Sporcle, Inc.
       Filed January 15, 2020
       File No. 001-11460

Dear Ms. Gurrola:

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

              Sincerely,

              Division of Corporation Finance